Exhibit 99.1

Biofrontera AG: Pre-announcement of a financial report according to articles 114 - 117 WpHG

Pre-announcement of a financial report according to articles 114 - 117 WpHG

Leverkusen, Germany (pta010/02.08.2021/09:00) - Biofrontera AG announces that the following financial reports shall be disclosed:

report: half-year report of the group 2021

reporting period: 01.01.2021 - 30.06.2021

web publication: https://www.biofrontera.com/en/investors/financial-reports publication date: 19.08.2021